UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Hydril Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)
448774 10 9
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	448774 10 9	Page	2	of	8

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Trust under Paragraph VIII of the Will of Frank R. Seaver, Deceased

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

The trust is governed by the laws of the State of California.

	5	SOLE VOTING POWER:

NUMBER OF		none

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		299,611

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		none

WITH:	8	SHARED DISPOSITIVE POWER:

299,611

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

299,611

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	This figure reflects that the Trust under Paragraph VIII of the Will of Frank R. Seaver, Deceased, may be deemed the beneficial owner of 299,611 shares of Hydril Company’s class B common stock. Each share of Hydril’s Class B common stock is entitled to 10 votes, as compared with Hydril Company’s common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company’s Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2006, as of October 31, 2006, there were a total of 19,246,613 shares of common stock outstanding and 3,068,305 shares of class B common stock outstanding. The Trust under Paragraph VIII of the Will of Frank R. Seaver, Deceased, may be deemed to have 6.0% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.

CUSIP No.	448774 10 9	Page	3	of	8

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
The Seaver Institute

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

California.

	5	SOLE VOTING POWER:

NUMBER OF		none

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		299,611(2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		none

WITH:	8	SHARED DISPOSITIVE POWER:

299,611(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

299,611

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.0%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(2)	These shares are held by the Trust under Paragraph VIII of the Will of Frank R. Seaver, Deceased.

(3)	This figure reflects that The Seaver Institute may be deemed the beneficial owner of 299,611 shares of Hydril Company’s class B common stock. Each share of Hydril’s Class B common stock is entitled to 10 votes, as compared with Hydril Company’s common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company’s Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2006, as of October 31, 2006, there were a total of 19,246,613 shares of common stock outstanding and 3,068,305 shares of class B common stock outstanding. The Seaver Institute may be deemed to have 6.0% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.

CUSIP No.	448774 10 9	Page	4	of	8
ITEM 1.

Item 1(a)	Name of Issuer:	Hydril Company

Item 1(b)	Address of Issuer’s	3300 North Sam Houston Parkway East
	Principal Executive Offices:	Houston, Texas 77032-3411
ITEM 2.

Item 2(a)	Name of Person Filing:	Trust under Paragraph VIII of the Will of Frank R. Seaver, Deceased

Item 2(b)	Address of Principal Business:	c/o The Seaver Institute, 11611 San Vicente Boulevard, Suite 545, Los Angeles, CA 90049

Item 2(c)	Citizenship:	The trust is governed by the laws of the State of California

Item 2(d)	Title of Class of Securities:	Common Stock

Item 2(e)	CUSIP Number:	448774 10 9

Item 2(a)	Name of Person Filing:	The Seaver Institute

Item 2(b)	Address of Principal Business Office:	11611 San Vicente Boulevard, Suite 545, Los Angeles, CA 90049

Item 2(c)	Citizenship:	California

Item 2(d)	Title of Class of Securities:	Common Stock

Item 2(e)	CUSIP Number:	448774 10 9
ITEM 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No.	448774 10 9	Page	5	of	8

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
ITEM 4. OWNERSHIP
For the Trust under Paragraph VIII of the Will of Frank R. Seaver, Deceased: Such Trust may be deemed to beneficially own 299,611 shares of class B common stock. Each share of class B common stock is immediately convertible into one share of common stock. The beneficiaries of such Trust are various educational and religious institutions.

(a)	Amount Beneficially Owned: 299,611

(b)	Percent of Class: 6.0% (See footnote 1 to item 11 on cover page)

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or direct the vote:	none

	(ii) Shared power to vote or direct the vote:	299,611

CUSIP No.	448774 10 9	Page	6	of	8

(iii) Sole power to dispose or to direct the disposition of:	none

(iv) Shared power to dispose of or to direct the disposition:	299,611
For The Seaver Institute: The Seaver Institute may be deemed to beneficially own 299,611 shares of class B common stock owned beneficially and of record by The Seaver Institute as sole trustee of a trust created under Paragraph VIII of the Will of Frank R. Seaver, Deceased, of which the beneficiaries are various educational and religious institutions. Each share of class B common stock is immediately convertible into one share of common stock.

(a)	Amount Beneficially Owned: 299,611

(b)	Percent of Class: 6.0% (See footnote 3 to item 11 on cover page)

(c)	Number as to which such person has:

	(i) Sole Power to vote or direct the vote:	none

	(ii) Shared power to vote or direct the vote:	299,611

	(iii) Sole power to dispose or to direct the disposition of:	none

	(iv) Shared power to dispose of or to direct the disposition:	299,611
ITEM 5. Ownership of Five Percent or Less of a Class
          Not Applicable
ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person
          Not Applicable

CUSIP No.	448774 10 9	Page	7	of	8
ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
          Not Applicable
ITEM 8. Identification and Classification of Members of the Group
          Not Applicable
ITEM 9. Notice of Dissolution of Group
          Not Applicable
ITEM 10. Certification
          Not Applicable

CUSIP No.	448774 10 9	Page	8	of	8
SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 29, 2007

THE SEAVER INSTITUTE, AS TRUSTEE
UNDER PARAGRAPH VIII OF THE WILL
OF FRANK R. SEAVER, DECEASED

The Seaver Institute, as Trustee

By: Name:	/s/ Victoria Seaver Dean Victoria Seaver Dean
Title:	President

THE SEAVER INSTITUTE

By:	/s/ Victoria Seaver Dean
Name:	Victoria Seaver Dean
Title:	President

INDEX TO EXHIBITS

Exhibit
Number	Description
99.1	Joint filing agreement